FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2017

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F         X                                 Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                                              No         X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                        .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release issued by Quebecor Media inc. dated March 31, 2017

PRESS RELEASE

For immediate release

Quebecor Media Announces Notice of Redemption for All of its

7  3⁄8% Senior Notes due January 15, 2021

Montreal, March 31, 2017 – Quebecor Media Inc. (“Quebecor Media”) today announced that it has issued a notice of redemption for all of its outstanding 7  3⁄8% Senior Notes due January 15, 2021 (CUSIP Nos 74819RAL0 / 78419RAM8) (the “Notes”). A notice of redemption (the “Redemption Notice”) pursuant to the terms of the indenture governing the Notes (the “Indenture”) is being distributed by Computershare Trust Company of Canada, the trustee under the Indenture. The Redemption Notice issued today states that the redemption date is May 1, 2017 (the “Redemption Date”), and the redemption price is 102.458% of the principal amount of the Notes redeemed, plus accrued and unpaid interest to the Redemption Date.

Questions regarding this redemption should be directed to Computershare Trust Company of Canada, by telephone at 1-800-564-6253 or by facsimile at (514) 982-7677.

This announcement does not constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities in any jurisdiction or in any circumstances in which such offer or solicitation is unlawful. The securities mentioned herein have not been and will not be qualified for sale to the public under applicable Canadian securities laws and, accordingly, any offer and sale of the securities in Canada will be made on a basis which is exempt from the prospectus requirements of such securities laws.

About Quebecor Media

Quebecor Media, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor Media’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor Media is 81.07% held by Quebecor (TSX: QBR.A, QBR.B), which is headquartered in Québec and employs more than 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations working in the vital fields of culture, health, education, the environment and entrepreneurship.

Visit our website: www.quebecor.com

Follow us on Twitter: twitter.com/Quebecor

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States federal securities legislation (collectively, “forward-looking statements”). All statements other than statements of historical facts included in this press release, including statements regarding our industry and our prospects, plans, financial position and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; anticipated reorganizations of any of our segments or businesses, and any related restructuring provisions or impairment charges; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to: our ability to successfully continue developing our network and facilities-based mobile services; general economic, financial or market conditions and variations in our Telecommunications, Media and Sports and Entertainment businesses; the intensity of competitive activity in the industries in which we operate; fragmentation of the media landscape; new technologies that might change consumer behaviour towards our product suite; unanticipated higher capital spending required to deploy our network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business; our ability to implement successfully our business and operating strategies and manage our growth and expansion; disruptions to the network through which we provide our digital television, Internet access, telephony and over-the-top video services, and our ability to protect such services from piracy, unauthorized access or other security breaches; labour disputes or strikes; changes in our ability to obtain services and equipment critical to our operations; changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures; our ability to successfully develop our Sports and Entertainment segment and other expanding lines of business in our other segments; our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt. We caution you that the above list of cautionary statements is not exhaustive. These and other factors could cause actual results to differ materially from our expectations expressed in the forward-looking statements included in this press release, and you are encouraged to read “Item 3. Key Information – Risk Factors” as well as statements located elsewhere in Quebecor Media’s annual report on Form 20-F for the year ended December 31, 2016 for further details and descriptions of these and other factors. Each of these forward-looking statements speaks only as of the date of this press release. We will not update these statements unless applicable securities laws require us to do so.

Information:

Jean-François Pruneau

Senior Vice President and Chief Financial Officer

Quebecor Inc. and Quebecor Media Inc.

jean-francois.pruneau@quebecor.com

514 380-4144

Martin Tremblay

Vice President, Public Affairs

Quebecor Media Inc.

martin.tremblay@quebecor.com

514 380-1985

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Sophie Riendeau
By:	Sophie Riendeau
Assistant Secretary

Date: April 10, 2017